UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

February 11, 2016

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Luxottica Group and Galeries Lafayette to bring the Sunglass Hut retail concept to Galeries Lafayette’s department stores in France

Milan (Italy) and Paris (France), February 11, 2016 — Luxottica Group (MTA: LUX; NYSE: LUX), a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, and Galeries Lafayette, the French market leader in department stores for fashion and event shopping, today signed an agreement to roll out the Sunglass Hut retail concept in 57 Galeries Lafayette and BHV MARAIS department stores across France.

Sunglass Hut, a world leader in the retail sale of sunglasses with more than 3,000 locations, will be the exclusive operator of sunglasses corners in Galeries Lafayette and BHV MARAIS department stores. The first locations will open in February 2016. The full roll-out is expected to be completed by the end of 2016.

With a globally recognized brand, deep product knowledge and a high level of personal service, the Sunglass Hut corners will aim to lift in-store sales by offering Galeries Lafayette’s customers an appealing shopping experience around a wide range of premium and accessible brands to serve all customers.

The agreement confirms the growing relevance and potential of the sunglasses category in the retail segment and positions Sunglass Hut as an ideal partner for department stores thanks to its proven model for success.

“We view France as one of the most trend-setting markets for premium and luxury brands”, said Leonardo Del Vecchio, Chairman of Luxottica Group. “Giving Sunglass Hut a presence within the iconic Galeries Lafayette and BHV MARAIS department stores will bring a new level of visibility to the premium eyewear category. Engaging shoppers with a higher quality product and deep specialty expertise, that Sunglass Hut is known for, is a strategic step in growing both our retail and wholesale businesses in France. The entire industry, from the French consumer to our wholesale customers, stands to benefit from an investment made in premium.”

Luxottica Group contacts:

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Ph..: +39 (02) 86334870

e-mail: InvestorRelations@luxottica.com

Marco Catalani

Group Corporate Media Relations Senior Manager

Tel.: +39 (02) 86334470

e-mail: marco.catalani@luxottica.com

Luxottica Group S.p.A.

Luxottica is a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear. Its portfolio includes proprietary brands such as Ray-Ban, Oakley, Vogue Eyewear, Persol, Oliver Peoples and Alain Mikli, as well as licensed brands including Giorgio Armani, Burberry, Bvlgari, Chanel, Coach, Dolce&Gabbana, Michael Kors, Prada, Ralph Lauren, Tiffany & Co. and Versace. The Group’s global wholesale distribution network covers 130 countries and is complemented by an extensive retail network of over 7,000 stores, with LensCrafters and Pearle Vision in North America, OPSM and LensCrafters in Asia-Pacific, GMO in Latin America and Sunglass Hut worldwide. In 2015, Luxottica posted net sales of approximately Euro 9 billion and approximately 78,000 employees. Additional information on the Group is available at www.luxottica.com.

Galeries Lafayette

French market leader in department stores and famous all around the world, for the past 120 years Galeries Lafayette have been the undisputed experts in fashion and event shopping, designing each visit to be a unique experience, offering French and international clients a constantly renewed selection of affordable and premium brands. Present on the market segments of fashion and accessories, interior decorations, gourmet foods and catering services, Galeries Lafayette are celebrated for their network of 62 stores in France and abroad, including the flagship store on the Boulevard Haussmann in Paris and their e-commerce site, galerieslafayette.com. More information: www.galerieslafayette.com.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: February 11, 2016		MICHAEL A. BOXER
Group General Counsel